FOR IMMEDIATE  RELEASE

                   TTI Telecom and TechnoServ A/S Win Contract
         Agreement marks first joint win in TechnoServ - TTI Partnership

Petach Tikva, Israel, January 30, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today that it has signed a partnership agreement with TechnoServ A/S, a large Russian company dedicated to system integration, IT services and creation of engineering facilities. Under the agreement, TechnoServ will offer TTI Telecom's Netrac Service Assurance OSS to telecom service providers throughout Russia and the CIS.

Additionally, the two companies have already secured their first joint project, winning a strategic contract with the Communication and Information Agency of Uzbekistan, covering TTI Telecom's Netrac suite of products and a range of professional services.

The partnership between TechnoServ and TTI Telecom significantly improves both companies' market positions in the region. By teaming with a large system integrator active throughout the CIS, TTI has achieved a stronger presence in these markets. At the same time, TechnoServ now offers a more robust solution for network management now required for the increasingly complex networks deployed by operators in the region.

"The partnership with TTI Telecom and the project, which started in Uzbekistan, are very important for us. We are relying on the circulation of TTI Telecom solution, which is going to be customized with joint efforts of our companies for the work with network equipment, which is being used in Central Asia," said Andrei Bogotin, Director for Technological Development and Products, TechnoServ A/S.

"We are very impressed with the service offering and technical capabilities of TechnoServ, and are proud to have them as a partner," said Moti Lipshes, AVP of Sales, Europe and CIS, at TTI Telecom. "In addition, this agreement marks exciting opportunity for TTI to work with a wider base of potential customers throughout this important, emerging region."

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac-branded portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that gives customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
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About TechnoServ A/S

TechnoServ A/S is the leading provider of products and technologies and the largest Russian company dedicated to system integration, IT-services and creation of engineering facilities. TechnoServ A/S was founded in 1992 to market, install and support big computer systems. Now company's solutions span various areas of IT-industry and engineering including IT-infrastructure, networking, applications, as well as IT-audit, consulting and outsourcing. For 15 years TechnoServ A/S has worked to deliver top-value IT-products, solutions and services to Russian business.

TechnoServ A/S is a powerful team of over 1300 employees. Since 1992 TechnoServ A/S has developed and brought to life over 3000 big projects.

For more information, please visit www.technoserv.ru
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Media Contacts:                                  Yochi Eisner
                                                 Director, Proposals and Marcom
                                                 TTI Telecom
                   Michael Horowitz              info@tti-telecom.com
                   NCSM, Strategic Marketing     --------------------
                   mike@ncsm.co.il               www.tti-telecom.com
                   ---------------               -------------------
                   Tel: +972-2-563-7527          Tel: +972-3-926-9700
                                                 Fax: +972-3-922-1249